EXHIBIT 99.1

Osisko Development Completes Deferred Payment Installment in Connection With the Tintic Acquisition

MONTREAL, July 06, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces that in connection with the terms of the Company's previously-completed acquisition in May 2022 of a 100% ownership interest in the Tintic Project located in Central Utah's historic Tintic Mining District (the "Tintic Acquisition"), the Company has satisfied the first of five deferred payments to the sellers.

Deferred consideration of US$2,500,000 was paid comprising of US$250,000 in cash and US$2,250,000 (or C$3,060,000 based on a USD/CAD exchange rate of 1.36) in common shares of the Company ("Common Shares") at a deemed price of C$6.74 per Common Share (based on the 20-day VWAP as of May 30, 2023), resulting in the issuance of 454,026 Common Shares to the sellers in satisfaction of such deferred payment.

For additional details regarding the Tintic Acquisition, please refer to the Company's news releases dated January 25, 2022 (entitled "Osisko Development Announces Proposed Acquisition of Tintic Consolidated Metals") and May 30, 2022 (entitled "Osisko Development Completes Acquisition of Tintic Consolidated Metals, Finalizes Binding Stream Terms and Satisfies Escrow Release Condition For Brokered Subscription Receipt Financing").

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.